Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168971

SUPPLEMENT NO. 1 DATED JANUARY 27, 2011 TO

PROSPECTUS DATED JANUARY 19, 2011

APPLE REIT TEN, INC.

The following information supplements the prospectus of Apple REIT Ten, Inc. dated January 19, 2011 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus and this Supplement No. 1.

Status of the offering

As of January 27, 2011, we completed the sale of our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each Unit consists of one common share and one Series A preferred share. We are continuing the offering at $11.00 per Unit in accordance with the prospectus.

Management

In January 2011 prior to any sale of Units in our “best-efforts” offering, our sole Shareholder elected Kent W. Colton, R. Garnett Hall, Jr., Anthony Francis “Chip” Keating, III and Ronald A. Rosenfeld as directors. Dr. Colton, Mr. Hall, Mr. Keating and Mr. Rosenfeld will serve as directors until our Annual Meeting of Shareholders in 2012. Dr. Colton, Mr. Hall and Mr. Keating will serve on the Audit Committee and the Compensation Committee of the Board of Directors. Dr. Colton and Mr. Rosenfeld will serve on the Executive Committee of the Board of Directors, along with Mr. Glade M. Knight. The biographies of Dr. Colton, Mr. Hall, Mr. Keating and Mr. Rosenfeld appear on pages 63 through 65 of the prospectus within the section captioned “Management.”